TAXUS PHARMACEUTICALS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

TAXUS PHARMACEUTICALS, INC.

Consolidated Financial Statements

December 31, 2012 and 2011

Table of Contents

Page

Report of Independent Registered Public Accounting Firm

1

Consolidated Balance Sheets

2

Consolidated Statements of Operations

3

Consolidated Statements of Comprehensive Loss

4

Consolidated Statements of Changes in Equity

5

Consolidated Statements of Cash Flows

6

Notes to Consolidated Financial Statements

7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Taxus Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Taxus Pharmaceuticals, Inc.

 (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taxus Pharmaceuticals, Inc. as of December 31, 2012 and 2011, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Patrizio & Zhao, LLC

Parsippany, New Jersey

May 30, 2013

TAXUS PHARMACEUTICALS, INC.

Consolidated Balance Sheets

	December 31	December 31
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$ 183,794	$ 291,018
Inventory	307,517	43,883
Other current assets	20,727	5,141
Total current assets	512,038	340,042

Property and equipment, net	5,394,642	5,471,756

Other assets:
Intangible assets	245,801	251,083
Goodwill	781,179	774,779
Deposits for business acquisition	-	31,480
Total other assets	1,026,980	1,057,342

Total assets	$ 6,933,660	$ 6,869,140

Liabilities
Current liabilities:
Accounts payable and accrued expense	96,228	$ 24,110
Current portion of long-term auto loan	35,503	22,174
Current portion of capital lease obligation	13,961	27,372
Outstanding obligation for acquisition of Kunyuan	595,125	684,690
Loans from unrelated party	637,570	172,463
Other current liabilities	144,237	19,653
Total current liabilities	1,522,624	950,462

Long-term liabilities:
Long-term auto loan, less current portion	11,295	35,830
Capital lease obligation, less current portion	-	13,846
Due to shareholder	3,706,592	3,488,734
Total long-term liabilities	3,717,887	3,538,410

Total liabilities	5,240,511	4,488,872

Commitments and contingencies

Equity
Stockholders’ equity:
Preferred stock $0.0001 par value, 10,000,000 shares authorized, no shares issued and outstanding at December 31, 2012 and 2011
Common stock, $0.0001 par value, 100,000,000 shares authorized;
22,642,500 and 13,244,500 shares issued and outstanding at December 31, 2012 and 2011, respectively	2,264	1,324
Additional paid-in capital	2,094,846	2,001,806
Retained deficit	(1,046,704)	(249,916)
Accumulated other comprehensive income	551,070	532,614
Total stockholders’ equity	1,601,476	2,285,828

Noncontrolling interest	91,673	94,440

Total equity	1,693,149	2,380,268

Total liabilities and equity	$ 6,933,660	$ 6,869,140

The accompanying notes are an integral part of these consolidated financial statements.

TAXUS PHARMACEUTICALS, INC.

Consolidated Statements of Operations

	For the Years Ended December 31
	2012	2011

Sales	$ 241,636	$ 95,910

Cost of goods sold	179,432	72,793

Gross profit	62,204	23,117

Operating expenses
General and administrative expenses	861,019	233,695

Loss from operations	(798,815)	(210,578)

Other income (expenses):
Other income	14	-
Interest expense	-	(111)
Other miscellaneous expenses	(1,274)	(235)

Total other expenses	(1,260)	(346)

Loss before provision for income taxes	(800,075)	(210,924)

Provision for income taxes	-	-

Net loss	(800,075)	(210,924)

Less: net loss attributable to noncontrolling interest	(3,287)	-

Net loss attributable to Taxus Pharmaceuticals, Inc.	$ (796,788)	$ (210,924)

Basic loss per share	$ (0.04)	$ (0.02)
Diluted loss per share	$ (0.04)	$ (0.02)

Weighted average number of common shares outstanding:
Basic	20,784,811	13,244,500
Diluted	20,784,811	13,244,500

The accompanying notes are an integral part of these consolidated financial statements.

TAXUS PHARMACEUTICALS, INC.

Consolidated Statements of Comprehensive Loss

	For the Years Ended December 31
	2012	2011

Net loss	$ (800,075)	$ (210,924)

Other comprehensive income
Foreign currency translation adjustment	18,976	71,351

Total other comprehensive income	18,976	71,351

Comprehensive loss	(781,099)	(139,573)

Less: comprehensive loss attributable to the
noncontrolling interest	(2,767)	-

Comprehensive loss attributable to Taxus Pharmaceuticals, Inc.	$ (778,332)	$ (139,573)

The accompanying notes are an integral part of these consolidated financial statements.

TAXUS PHARMACEUTICALS, INC.

Consolidated Statement of Changes in Equity

							Accumulated
					Additional		Other	Total	Noncon-
	Common Stock		Preferred Stock		Paid-in	Retained	Comprehensive	Stockholders’	trolling	Total
	Number	Par Value	Number	Par Value	Capital	Deficit	Income	Equity	Interest	Equity

Balance at December 31, 2010:	13,244,500	$1,324	-	-	$2,000,521	$ (38,992)	$461,263	$2,424,116	$ -	$2,424,116

Net loss	-	-	-	-	-	(210,924)	-	(210,924)	-	(210,924)
Other comprehensive income:
Foreign currency translation adjustment	-	-	-	-	-	-	71,351	71,351	-	71,351

Comprehensive income	-	-	-	-	-	-	-	(139,573)	-	(139,573)

Effect of capital contribution	-	-	-	-	1,285	-	-	1,285	-	1,285

Acquisition of subsidiary - Kunyuan	-	-	-	-	-	-	-	-	94,440	94,440

Balance at December 31, 2011:	13,244,500	$1,324	-	-	$2,001,806	$(249,916)	$532,614	$2,285,828	$94,440	$2,380,268

Net loss	-	-	-	-	-	(796,788)	-	(796,788)	(3,287)	(800,075)
Other comprehensive income:
Foreign currency translation adjustment	-	-	-	-	-	-	18,456	18,456	520	18,976

Comprehensive income	-	-	-	-	-	-	-	(778,332)	(2,767)	(781,099)

Effect of reverse merger	9,398,000	940	-	-	93,040	-	-	93,980	-	93,980

Balance at December 31, 2012:	22,642,500	$2,264	-	-	$2,094,846	$(1,046,704)	$551,070	$1,601,476	$91,673	$1,693,149

The accompanying notes are an integral part of these consolidated financial statements.

TAXUS PHARMACEUTICALS, INC.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2012	2011

Cash flows from operating activities:
Net loss	$ (800,075)	$ (210,924)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation and amortization	122,611	25,051
Write-off of long term investment	31,730	-
Changes in current assets and current liabilities:
Inventory	13,718	25,625
Other current assets	(18,023)	(2,634)
Accounts payable and accrued expenses	71,917	4,915
Other current liabilities	124,580	(129,963)
Total adjustment	346,533	(77,006)

Net cash used in operating activities	(453,542)	(287,930)

Cash flows from investing activities:
Acquisition of property and equipment	(269,351)	(1,597,700)
Outstanding obligation for acquisition of Subsidiary - Kunyuan	(95,190)	(703,762)
Deposits for business acquisition	-	(30,992)
Net cash used in investing activities	(364,541)	(2,332,454)

Cash flows from financing activities:
Loans from unrelated party	464,369	172,154
Principal payments on auto loan	(11,681)	(18,084)
Principal payments on capital lease obligation	(27,590)	(33,112)
Due to shareholder	191,469	2,672,022
Proceeds from issuance of common stock	93,980	-
Additions to paid-in capital	-	1,285
Net cash provided by financing activities	710,547	2,794,265

Effect of foreign currency translation	312	457

Net increase (decrease) in cash and cash equivalents	(107,224)	174,338

Cash and cash equivalents – beginning	291,018	116,680
Cash and cash equivalents – ending	$ 183,794	$ 291,018

Supplemental disclosure of cash flow information:
Cash paid for interest	$ -	$ 111
Cash paid for income tax	$ -	$ -

Supplemental schedule of non-cash activities:
Reclassification construction in process to inventory	$ 276,906	$ -
Outstanding obligation for acquisition of Kunyuan	$ 595,125	$ 684,690

The accompanying notes are an integral part of these consolidated financial statements.

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Taxus Pharmaceuticals, Inc. (“Taxus”) was incorporated in the state of Nevada on February 17, 2012. The accompanying consolidated financial statements include the financial statements of Taxus and its subsidiaries (collectively the “Company”). The Company is currently engaged in the business of selling pharmaceutical drugs, medicines and chemical reagents. Its immediate future primary business plan is to propagate yew, extract paclitaxel from yew, and sell paclitaxel extraction.

On March 28, 2012, Taxus entered into a stock exchange agreement with Stand Giant International Limited (“Stand Giant”) which was incorporated on February 18, 2011 in the city of Hong Kong, the People’s Republic of China (“PRC”) , with registered 10,000 shares of common stock, par value of Hong Kong Dollar (“HK$”) 1 per share, amounted $1,285 (HK$10,000). Pursuant to the stock exchange agreement, Taxus issued 13,244,500 shares in exchange for all of the issued and outstanding shares of Stand Giant. This transaction is treated as a recapitalization of Stand Giant as it is the accounting acquirer. As a result of the recapitalization, Stand Giant became a wholly owned subsidiary of the Company and the historical financial statements of Stand Giant become those of the Company.

On May 13, 2011, Stand Giant contributed capital of $157,400 to form Hongshan Energy Technology Services (Taiyuan) Company, Ltd., a Wholly Foreign-Owned Enterprise (“WFOE”) in the city of Taiyuan, Shanxi Province, PRC.

On June 28, 2011, WFOE entered into a series of agreements, including an Exclusive Consulting Service Agreement, a Call Option Agreement, and a Share Pledge Agreement (collectively “Hongshan Agreements”) with Shanxi Hongshan Pharmaceuticals Co., Ltd. (“Hongshan Pharmaceuticals”), and its shareholders Jiayue Zhang and Tong Zhang. Hongshan Pharmaceuticals was incorporated on August 4, 2000 under the laws of the PRC. Hongshan Energy’s compensation for the services provided under the Consulting Service Agreement is the post-tax net earnings of Hongshan Pharmaceuticals, which also subject Hongshan Energy to the risk of assuming the loss of Hongshan Pharmaceuticals in the event that Hongshan Pharmaceuticals suffers net loss in any fiscal year. Additionally, under a Call Option Agreement, the shareholders of Hongshan Pharmaceuticals have vested their voting rights over Hongshan Pharmaceuticals to Hongshan Energy. In order to further reinforce Hongshan Energy’s rights, Hongshan Pharmaceuticals and its shareholders have granted Hongshan Energy, under the Call Option Agreement, the exclusive right and option to acquire all of their equity interests in Hongshan Pharmaceuticals. Further, the shareholders of Hongshan Pharmaceuticals pledged all of their rights, titles and interests in Hongshan Pharmaceuticals to Hongshan Energy under the Share Pledge Agreement. The shareholders of Hongshan Pharmaceuticals also granted power of attorney to Hongshan Energy to exercise all the shareholder's rights and shareholder's voting rights. After the execution of the Hongshan Agreements, Hongshan Pharmaceuticals became the WFOE’s Variable Interest Entities (“VIE”) as defined in FASB ASC 810 (formerly FIN-46R).

On the same day, WFOE entered into an Exclusive Consulting Service Agreement, a Call Option Agreement, and a Share Pledge Agreement (collectively “Renji Agreements”) with Jinzhong Renji Pharmaceuticals Co., Ltd. (“Renji Pharmaceuticals”), and its shareholders Jinying Zhang and Fuying Zhang. Renji Pharmaceuticals was incorporated on June 5, 2007 under the laws of the PRC. Hongshan Energy’s compensation for the services provided under the Consulting Service Agreement is the post-tax net earnings of Renji, which also subject Hongshan Energy to the risk of assuming the loss of Renji Pharmaceuticals in the event that Renji Pharmaceuticals suffers net loss in any fiscal year. Additionally, under a Call Option Agreement, the shareholders of Renji Pharmaceuticals have vested their voting rights over Renji Pharmaceuticals to Hongshan Energy. In order to further reinforce Hongshan Energy’s rights, Renji Pharmaceuticals and its shareholders have granted Hongshan Energy, under the Call Option Agreement, the exclusive right and option to acquire all of their equity interests Renji Pharmaceuticals. Further, the shareholders of Renji Pharmaceuticals pledged all of their rights, titles and interests in Renji Pharmaceuticals to Hongshan Energy under the Share Pledge Agreement. The shareholders of Renji Pharmaceuticals also granted power of attorney to Hongshan Energy to exercise all the shareholder's rights and shareholder's voting rights. After the execution of the Renji Agreements, Renji Pharmaceuticals became WFOE’s VIE as defined in FASB ASC 810 (formerly FIN-46R).

The accompanying notes are an integral part of these consolidated financial statements.

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS (CONTINUED)

On December 27, 2011, Hongshan Pharmaceuticals acquired 94% equity interest in Shanxi Kunyuan Health Products Co., Ltd. (“Kunyuan”). As a result of the acquisition, Kunyuan became a majority owned subsidiary of Hongshan Pharmaceuticals. The purchase price of the business was $1.48 million. As of December 31, 2012, the Company has paid $896,655 and the outstanding obligation for acquisition was $595,125.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

As disclosed in Note 1, Hongshan Pharmaceuticals and Renji Pharmaceuticals are VIEs of the WFOE. VIEs are those entities in which the WFOE, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the WFOE is the primary beneficiary of these entities. As a result, the VIEs are consolidated by the WFOE following the provision of ASC 810 "Consolidation of Variable Interest Entities" ("ASC 810"), and eventually consolidated into the Company’s financial statements. All inter-company transactions and balances have been eliminated in consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to financial information. All significant intercompany balances and transactions have been eliminated in consolidation.

In preparing the accompanying consolidated financial statements, the Company evaluated the period from December 31, 2012 through the date the financial statements were issued for material subsequent events requiring recognition or disclosure. No such events were identified for this period.

USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include intangible assets, useful lives, and income taxes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

In accordance with FASB ASC Topic 230, "Statement of Cash Flows", the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

INVENTORY

Inventory is stated at the lower of cost or market. Cost is determined using the weighted-average cost method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable values, if any. Management continually evaluates the recoverability based on assumptions about customer demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results. As of December 31, 2012 and 2011, no provisions were deemed necessary as no obsolete and slow-moving inventories were observed.

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CATEGORY OF YEW TREES

The Company categorizes the yew trees in Hongshan Pharmaceuticals into inventory and property and equipment. Yew trees in inventory refer to yew tree bonsai for decorative and landscaping uses. Starting from mid-2012, Hongshan Pharmaceuticals generated significant sales of yew tree bonsai through advertising. Yew trees in property and equipment refer to matured yew trees and yew tree plantation. Matured yew trees are those that grew to the stage for vegetative propagation and not for sale.  Matured yew trees are stored in leased space in Zibo, Shandong and amortized over leasing period around 30 years which is shorter than the economic life of yew trees. Yew tree plantation refers to those that have not grown to the stage for extracting paclitaxel and are not intended to sell as bonsai. The balance of each category as of December 31, 2012 is as follows:

December 31, 2012

Inventory	$ 276,994

Property and Equipment
Matured yew trees, net	725,993
Yew tree plantation	1,389,339
Subtotal	2,115,332

Total	$ 2,392,326

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is calculated based on the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Electronic equipment	5 years
Vehicles	10 years
Machinery and equipment	10 years
Buildings and improvements	10 to 20 years
Yew trees	20 to 30 years

Construction in progress primarily represents the construction costs of buildings, machinery, equipment, yew trees and other trees plantation. Costs incurred are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Cost of repairs and maintenance is expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the statements of operations and comprehensive income.

INTANGIBLE ASSETS

Intangible assets are stated at cost. Intangible assets with finite life are amortized over their estimated useful lives using the straight-line method. Intangible assets with infinite life are not subject to amortization and are tested for impairment at least annually to determine possible impairment loss. Land use rights and a patent with finite useful lives are amortized on a straight-line basis over their contractual terms of 50 years and 20 years, respectively. Amortization is included in general and administrative expenses.

GOODWILL

The Company accounts for business acquisitions in accordance with ASC 805-10 (formerly SFAS No. 141 “Business Combinations”), which may result in the recognition of goodwill. Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill is not subject to amortization but will be subject to periodic evaluation for impairment. Goodwill is stated in the consolidated balance sheet at cost less accumulated impairment loss, if any.

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

Revenue is recognized in accordance with SAB No. 104, “Revenue Recognition” (codified under ASC 605 “Revenue Recognition”). It provides that revenue be recognized when products are shipped, title and risk of loss is passed to the customers and collection is reasonably assured. Payments received prior to the satisfaction of above criteria are deferred.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

VALUE ADDED TAXES

Under the Provisional Regulations of the PRC’s Value Added Tax (“VAT”) law, the Company is responsible for collecting VAT on sales of products and paying VAT on purchases of raw materials. Sales and cost of sales are reported net of VAT. At the end of each month, a net amount in favor of sales VAT will be remitted to the central government while a net amount in favor of purchase VAT will be carried forward to offset future sales VAT.

ACQUISITION OF SUBSIDIARY – KUNYUAN:

On December 27, 2011, Hongshan Pharmaceuticals acquired 94% equity interest in Shanxi Kunyuan Health Products Co., Ltd. (“Kunyuan”). Kunyuan mainly engaged in producing and selling dietary supplements products, mainly Kunyuan 919 Oral Solution which is used for treatment of cancer. The primary reason of the business combination was for Kunyuan’s location in the area and its rights to produce Kunyuan 919 Oral Solution.

As a result of the acquisition, Kunyuan became a majority owned subsidiary of Hongshan Pharmaceuticals. The purchase price of the business was $1,479,560. As of December 31, 2012, the Company has paid $896,655 and the outstanding obligation for acquisition was $595,125. An amount of $774,779 of the fair value of total net assets of $1,574,000 was assigned to goodwill. The results of operations for the period from December 27, 2011 to December 31, 2011 were included in the combined income statement. Hongshan Pharmaceuticals engaged a P.R.C independent certified appraiser to assess the fair value of Kunyuan’s assets. The assets presented in the table below reflect their appraisal value. All liabilities were using the book value at the date of consummation. The following table presents the allocation of the purchase price for Kunyuan, including related acquisition costs, to the assets acquired and liabilities assumed based on their fair values at the date of acquisition:

Cash and Cash Equivalent	$ 1,326
Due from Third Party	2,466
Fixed assets	563,104
Intangible assets	255,364
Goodwill	774,779
Total Assets acquired	1,597,039

Accounts payable	(16,050)
Payroll payable	(6,989)
Total Liabilities assumed	(23,039)

Fair market value of total net assets	1,574,000
Non controlling interest	(94,440)
Purchase price	$ 1,479,560

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PRO FORMA RESULTS (UNAUDITED)

The following table presents the estimated unaudited pro forma consolidated income statement as if the business consolidated occurred as of January 1, 2011. The pro forma information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place as of January 1, 2011:

	Historical			Pro Forma

	Stand Giant	Kunyuan	Adjustments	Notes	Combined

Sales	$ 95,910	$ 15,391	$ -		$ 111,301

Cost of Sales	72,793	5,278	-		78,071

Gross Profit	23,117	10,113	-		33,230

Operating Expenses
Selling, general and administrative	233,695	13,009	-		246,704
Total Operating Expenses	233,695	13,009	-		246,704

Income from Operations	(210,578)	(2,896)	-		(213,474)

Other Income (Expenses)
Interest income (expense)	(111)	2	-		(109)
Non-operating income (expense)	(235)	-	-		(235)
Total Other Income (Expenses)	(346)	2	-		(344)

Income Before Provision For Income Taxes	(210,924)	(2,894)	-		(213,818)

Provision for Income Taxes	-	-	-		-

Net Income	$ (210,924)	$ (2,894)	$ -		$ (213,818)

SEGMENT INFORMATION

ASC 280-10 (formerly SFAS 131), “Disclosure about Segments of an Enterprise and Related Information” requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance.

The Company has evaluated the structure of its organization and has determined, based on the requirements of ASC 280-10, that the Company has the following three reportable segments, identified based on the nature of products, the type or class of customers, and the methods used to distribute the Company’s products:

Retail pharmacy through operation of Renji Pharmaceuticals;

Retail of dietary supplements (mainly Kunyuan 919 oral solution) through Kunyuan;

Yew tree cultivation, paclitaxel extraction and bonsai sales through Hongshan Pharmaceuticals;

The Company defines its segments as those business units whose operating results are regularly reviewed by the chief operating decision maker (“CODM”) to analyze performance and allocate resources.

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1- Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date;

Level 2- Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data;

Level 3- Inputs are unobservable inputs which reflect the reporting entity’s own assumptions of what the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, other receivables, account payable, other payables and accrued expenses approximate their fair market value based on the short-term maturity of these instruments. The carrying value of the long-term debt approximates fair value based on market rates and terms currently available to the Company. The Company did not identify any other assets or liabilities that are required to be presented on the consolidated balance sheets at fair value in accordance with ASC 820.

EARNINGS (LOSS) PER SHARE

Earnings per share is calculated in accordance with the ASC 260, “Earnings per share.” Basic net earnings per share is based upon the weighted average number of common shares outstanding, but excluding shares issued as compensation that have not yet vested. Diluted net earnings per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised, and that all unvested shares have vested. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

STATEMENT OF CASH FLOW

In accordance with FASB ASC 230, cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The financial position and results of operations of the Company are determined using local currency (Chinese Yuan) as the functional currency. Assets and liabilities are translated at the prevailing exchange rate in effect at each year end. Contributed capital accounts are translated using the historical rate of exchange when capital is contributed. Income statement accounts are translated at the average rate of exchange during the year. Currency translation adjustments arising from the use of different exchange rates are included in accumulated other comprehensive income in shareholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations.

The exchange rates used to translate amounts in RMB into US Dollars for the purposes of preparing the consolidated financial statements were as follows:

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS (CONTINUED)

	December 31, 2012	December 31, 2011
Balance sheet items, except for stockholders’
equity items	RMB1: US$0.15870	RMB1: US$0.15740

Amounts included in the statements of operations
and comprehensive income, and statements of
cash flows	RMB1: US$0.15865	RMB1: US$0.15496

Stockholders’ equity items	Historical rate	Historical rate

COMPREHENSIVE INCOME

The Company has adopted FASB ASC Topic 220, “Reporting Comprehensive Income”, which establishes rules for the reporting and display of comprehensive income, its components and accumulated balances. ASC 220 defines comprehensive income to include all changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on available-for-sale securities, except those resulting from investments by owners and distributions to owners.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2012, the Financial Accounting Standards Board (FASB) issued guidance and amendments related to testing indefinite lived intangible assets for impairment. Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to determine the fair value. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. This update will become effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. However, early adoption is permitted. This adoption of this standard is not expected to have a material effect on our financial position, results of operations or cash flows.

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-12, Comprehensive Income (Topic 220) (“ASU 2011-12”). ASU 2011-12 allows deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income in ASU No. 2011-05. This update is effective at the same time as the amendments in ASU No. 2011-05. The adoption of this ASU will not have a material impact on the Company’s financial statements.

In December 2011, FASB issued ASU No. 2011-11, Balance Sheet (Topic 210) (“ASU 2011-11). ASU 2011-11 provides enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. The objective of this update is to facilitate comparison of entities that prepare their financial statements on the basis of U.S. generally accepted accounting principles (“GAAP”) with those preparing their financial statements on the basis of International Financial Reporting Standards (“IFRS”). ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this ASU will not have a material impact on the Company’s financial statements.

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

NOTE 3 – INVENTORY

Inventory consists of yew tree bonsais for decorative and landscaping uses by Shanxi Hongshan Pharmaceuticals, and medicines and chemical reagents held for sale by Renji Pharmaceuticals. Total inventory as of December 31, 2012 and 2011 consists of the following:

	December 31, 2012	December 31, 2011

Hongshan Pharmaceuticals	$ 276,994	$ -
Renji Pharmaceuticals	30,523	43,883
Total	$ 307,517	$ 43,883

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2012 and 2011 consists of the following:

	December 31, 2012	December 31, 2011

Electronic equipment	$ 21,614	$ 16,295
Vehicles	290,171	134,829
Machinery and equipment	157,352	156,850
Buildings and improvements	616,690	611,638
Subtotal	1,085,827	919,612
Less: accumulated depreciation	121,494	34,952
Subtotal	964,333	884,660

Matured Yew trees	755,033	-
Less: accumulated amortization	29,040	-
Subtotal	725,993	-

Add: construction in progress
Yew tree plantation	1,389,339	2,379,087
Other trees plantation	1,360,934	1,328,245
Plant and machinery	954,043	879,764
Subtotal	3,704,316	4,587,096

Total	$ 5,394,642	$ 5,471,756

Depreciation expense for the years ended December 31, 2012 and 2011 was $115,257 and $20,770, respectively. Amortization of matured yew trees included in depreciation expenses for the years ended December 31, 2012 and 2011 was $29,030 and $0, respectively.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2012 and 2011 consist of the following:

	December 31, 2012	December 31, 2011

Land use rights	$ 257,473	$ 255,364
Less: accumulated amortization	11,672	4,281
Total	$ 245,801	$ 251,083

Intangible assets are stated at cost. Intangible assets with finite life are amortized over their estimated useful life using straight-line method. Amortization expense for the year ended December 31, 2012 and 2011 was $7,354 and $4,281, respectively.

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

NOTE 6 – GOODWILL

On December 27, 2011, the Company completed its acquisition of 94% equity interest in Kunyuan for a consideration of $1,479,560. Goodwill, which is equal to the excess of cost over the fair value of acquired assets, has been recorded in conjunction with the acquisition. Goodwill is accounted for in accordance with ASC 350 (formerly SFAS 142). Under ASC 350, goodwill is not amortized and is subject to impairment test, at least annually, when events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount (“Step 0”). Such circumstances could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The test of goodwill impairment consists of two steps. First, the identification of potential impairment is performed by comparing the fair value of the reporting unit to its carrying amount, including goodwill. Second, if there is impairment identified in the first step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with ASC 450-10 (formerly SFAS No 141(R)), “Business Combinations. If Step 0 concludes that the fair value is greater than the carrying amount, the step 1 analysis of measuring the fair value of the reporting entity and comparing it to the carrying amount is not necessary. As of December 31, 2012, the Company concluded that there was no impairment of goodwill because of the significant increase in value of the land use rights which is sufficient in covering the goodwill impairment if any.

	2012	2011

Goodwill at January 1	$ 774,779	$ -
Goodwill acquisition of Kunyuan		774,779
Goodwill, net of accumulated impairment losses	774,779	-
Impairment losses during the year	-
Goodwill, net of impairment losses at December 31	774,779	774,779
Foreign currency exchange adjustment	6,400	-
Adjusted goodwill at December 31	$ 781,179	$ 774,779

NOTE 7–DEPOSITS FOR BUSINESS ACQUISITION

On December 16, 2011, Hongshan Pharmaceuticals entered into a letter of intent to acquire 100% equity interest in Xing’ao, with a deposit of $31,480 (RMB 200,000). Based upon the Company’s most recent assessment, this potential acquisition is unlikely to carry out. Therefore, we have written off this deposit at the end of year 2012.

NOTE 8 – LOANS FROM UNRELATED PARTY

The loans are unsecured, non-interest bearing and payable on demand. There are no financial or non-financial covenants associated with the loans. The proceeds from the loans are utilized for working capital. As of December 31, 2012 and 2011, the Company had outstanding loans from unrelated party of $637,570 and $172,463, respectively.

NOTE 9 – DUE TO SHAREHOLDER

The Company’s shareholder, Mr. Jiayue Zhang, made certain interest-free advances to the Company for working capital needs. As of December 31, 2012 and 2011, the balance of due to shareholder was $3,706,592 and $3,488,734, respectively. Mr. Zhang has agreed that no demand for payment will be made until December 31, 2015 and that he will continue providing necessary funds to the Company whenever needed.

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

NOTE 10 – CAPITAL LEASE OBLIGATION – FUTURE MINIMUM LEASE PAYMENTS

The Company leased a machine under lease agreement that is classified as capital lease obligation. The cost of machine under capital lease obligation included in the property and equipment was $75,471 and $74,853 as of December 31, 2012 and 2011, respectively. Accumulated amortization on the capital lease of the leased machinery as of December 31, 2012 and 2011 was $61,510 and $33,634, respectively. Depreciation of asset under capital lease was included in depreciation expense.

The future minimum lease payments required under the capital leases and the present values of the net minimum lease payments as of December 31, 2012 were $13,961, which will be paid off in 2013.

NOTE 11 – AUTO LOAN

The Company entered into a series of 36-month car purchase agreements with various dealers. The cost included in the property and equipment was $77,003 and $76,372 as of December 31, 2012 and 2011, respectively. Accumulated amortization on the loan of these cars as of December 31, 2012 and 2011 was $30,205 and $18,368, respectively.

The balance of auto loan as of December 31, 2012 and 2011 consists of the following:

	December 31, 2012	December 31, 2011

Current	$ 35,503	$ 22,174
Non-current	11,295	35,830

Total	$ 46,798	$ 58,004

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company has leased four parcels of land from the local villages, Yuci city of Shanxi province, PRC. Three of which were leased for 65 years effective September 1, 2009; whereas one was leased for 70 years effective September 09, 2010. The leased land is mountainous and used to plant and grow yew trees. The total space of land under these four leases is 2,252 acres (13,672 Mu). Annual lease payments are approximately $25,975 (RMB163,672) beginning December 31, 2009 through December 31, 2013, and thereafter will decrease to approximately $2,170 (RMB13,672) through the end of the lease term. Lease payments for the years ended December 31, 2012 and 2011 were expensed.

The Company has leased a parcel of land with area of 9.2 acres (56 mu) in Zibo city of Shandong province, PRC from Ping Yu, an unrelated vendor. The land is used to store yew trees for the Company’s future production. The land was leased for 30 years effective April 3, 2008 with annual payments approximately $10,666 (RMB 67,200) through the end of the lease term on April 2, 2038. Lease payments for the years ended December 31, 2012 and 2011 were expensed.

NOTE 13– INCOME TAXES

Taxus is a U.S. holding company incorporated in the state of Nevada and does not engage in any business operations. It did not generate any revenues for the years ended December 31, 2012 and 2011, and therefore there was no income tax provision or benefit for U.S. income tax purpose.

Stand Giant was incorporated in Hong Kong, China. Under the corporate tax laws of Hong Kong, it is not subject to taxes on income or capital gains.

The Company’s Chinese subsidiaries and VIEs are governed by the Income Tax Law of the PRC and are subject to statutory income tax rate of 25%. There is no provision for income taxes because these operating subsidiaries have incurred operating losses for the years ended December 31, 2012 and 2011.

The Company did not have any significant temporary differences relating to deferred tax liabilities as of December 31, 2012 and 2011.

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

NOTE 13– INCOME TAXES (CONTINUED)

FASB ASC 740 (formerly Fin 48), Accounting for Uncertainty in Income Taxes,  clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in ASC 740 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company has evaluated its tax position and has not identified any such tax uncertainties, and therefore did not accrue for any such tax liability nor did it recognize any such benefit for the year ended December 31, 2012.

NOTE 14 – SEGMENTS

ASC 280-10 (formerly SFAS 131), “Disclosure about Segments of an Enterprise and Related Information” requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance.

The Company has re-evaluated the structure of its organization and has determined, based on the requirements of ASC 280-10, that the Company has the following three reportable segments, identified based on the nature of products, the type or class of customers, and the methods used to distribute the Company’s products:

Retail pharmacy through operation of Renji Pharmaceuticals;

Retail of dietary supplements (mainly Kunyuan 919 oral solution) through Kunyuan;

Yew tree cultivation, paclitaxel extraction and bonsai sales through Hongshan Pharmaceuticals;

The Company defines its segments as those business units whose operating results are regularly reviewed by the chief operating decision maker (“CODM”) to analyze performance and allocate resources.

For the years ended December 31, 2012 and 2011, all of the Company’s operations were carried out in one geographical segment – P.R.C..

The following table sets out the Company’s segment information. The "Unallocated" column in the following table contains the reconciliation between the amounts for reportable segments and the consolidated amounts, which consists primarily of corporate items not allocated to the reportable segments, intersegment eliminations. Intersegment sales are accounted for at fair value as if sales were to third parties.

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

NOTE 14 – SEGMENTS (CONTINUED)

Summarized financial information concerning reportable segments is shown in the following table:

	For the Years Ended December 31,
Sales from external customers	2012	2011
Retail Pharmacy	$ 139,666	$ 86,613
Dietary Supplement	-	-
Yew Tree By-Products	101,970	9,297
Unallocated	-	-
Consolidated	$ 241,636	$ 95,910

Cost of goods sold	2012	2011
Retail Pharmacy	$ 113,923	$ 72,793
Dietary Supplement	47	-
Yew Tree By-Products	65,462	-
Unallocated	-	-
Consolidated	$ 179,432	$ 72,793

	For the Years Ended December 31,
Net loss	2012	2011
Retail Pharmacy	$ (99,751)	$ (11,644)
Dietary Supplement	(51,495)	(4,214)
Yew Tree By-Products	(350,811)	(148,499)
Unallocated	(294,731)	(46,567)
Consolidated	$ (796,788)	$ 210,924)

	For the Years Ended December 31,
Loss before noncontrolling interest and income taxes	2012	2011
Consolidated	$ (800,075)	$ (210,924)

	As of December 31,
Segment assets	2012	2011
Retail Pharmacy	$ 89,069	$ 155,463
Dietary Supplement	1,550,097	1,592,758
Yew Tree By-Products	6,792,395	6,494,270
Unallocated and intercompany elimination	(1,497,901)	(1,373,351)
Consolidated	$ 6,933,660	$ 6,869,140

NOTE 15 – STOCK AUTHORIZATION AND ISSUANCE

According to Article III of Taxus Pharmaceuticals, Inc. Certificate of Incorporation filed on February 17, 2012, the Company is authorized to issue two classes of shares to be designated respectively preferred stock and common stock. The total number of shares of preferred stock the Company is authorized to issue is 10,000,000 with a par value of $0.0001 per share. The total number of shares of common stock the Company is authorized to issue is 100,000,000 with a par value of $0.0001 per share.

On March 13 and 22, 2012, the Company issued 9,398,000 shares of common stock for $0.01 per share to 45 individuals. The proceeds from the transaction were $93,980. On March 28, 2012, Taxus entered into a stock exchange agreement with Stand Giant. Pursuant to the stock exchange agreement, Taxus issued an agreement of 13,244,500 common shares in exchange for all of the issued and outstanding shares of Stand Giant. As a result of the stock exchange transaction, Stand Giant became a wholly owned subsidiary of the Company. As of December 31, 2012, 22,642,500 shares of common stock were issued and outstanding.

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

NOTE 16 – EARNINGS (LOSS) PER SHARE

The Company presents earnings (loss) per share on a basic and diluted basis. Basic earnings (loss) per share have been computed by dividing net earnings by the weighted average number of shares outstanding. Diluted earnings (loss) per share have been computed by dividing net earnings by the weighted average number of shares outstanding including the dilutive effect of equity securities. The computation of basic net earnings (loss) per share and diluted net earnings (loss) per share for the years ended December 31, 2012 and 2011 are as follows:

	For the Years Ended December 31,
	2012	2011

Net loss attributable to Taxus Pharmaceuticals, Inc.	$ (796,788)	$ (210,924)

Weighted average common shares
(denominator for basic loss per share)	20,784,811	13,244,500

Effect of dilutive securities:
Warrants	-	-

Weighted average common shares
(denominator for diluted loss per share)	20,784,811	13,244,500

Basic loss per share	$ (0.04)	$ (0.02)
Diluted loss per share	$ (0.04)	$ (0.02)

NOTE 17– RISK OF CONCENTRATIONS AND CREDIT RISK

For the year ended December 31, 2012, one customer accounted for 11.9% of the Company’s sales. Total sales to this customer were $28,857 for the year ended December 31, 2012. For the year ended December 31, 2011, no single customer accounted for more than 10% of the Company’s sales.

For the years ended December 31, 2012 and 2011, two major vendors accounted for 82.1% and 99.8% of the Company’s purchases, respectively.  Total purchases from these vendors were $150,463 and $44,305 for the years ended December 31, 2012 and 2011, respectively.

Financial instruments which potentially subject the Company to credit risk consist principally of cash on deposit with financial institutions. Management believes that the financial institutions that hold the Company’s cash and cash equivalents are financially sound and minimal credit risk exists with respect to these investments.